UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CUMBERLAND RESOURCES LTD.
(Name of Subject Company)

CUMBERLAND RESOURCES LTD.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

23077R100
(CUSIP Number of Class of Securities)

Kerry M. Curtis
President and Chief Executive Officer
950 - 505 Burrard Street

Box 72, One Bentall Centre, Vancouver, B.C.

Canada, V7X 1M4
Telephone (604) 608-2557
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Cyndi D. Laval Gowling Lafleur Henderson LLP Suite 2300, 1055 Dunsmuir Street P.O. Box 49122, Bentall IV Vancouver, British Columbia Canada V7X 1J1 Ph: (604) 683-6498	Randal R. Jones Dorsey & Whitney LLP U.S. Bank Centre 1420 Fifth Avenue, Suite 3400 Seattle, Washington 98101 Ph: (206) 903-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to an offer (the “Agnico-Eagle Offer”) by Agnico-Eagle Mines Limited, a corporation incorporated under the laws of the Province of Ontario (“Agnico-Eagle”), and its wholly-owned subsidiary, Agnico-Eagle Acquisition Corporation, a corporation incorporated under the laws of the Province of British Columbia (“Agnico Acquisition” and, together with Agnico-Eagle, the “Offerors”), to purchase all of the outstanding common shares (the “Common Shares”) of Cumberland Resources Ltd. (“Cumberland” or the “Company”), together with the associated rights issued under Cumberland’s shareholder rights plan, dated May 4, 2006, between Cumberland and Computershare Investor Services Inc., as rights agent (the “Shareholder Rights Plan”). The Agnico-Eagle Offer includes the Common Shares that may become outstanding after the date of the Agnico-Eagle Offer but before the expiry time of the Agnico-Eagle Offer upon the exercise of outstanding options (“Options”). The Agnico-Eagle Offer does not include the Common Shares already owned by Agnico-Eagle or its affiliates. In connection with the Agnico-Eagle Offer, Cumberland’s board of directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to Cumberland shareholders, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.

Item 1.    Subject Company Information.

(a)   The name of the subject company is Cumberland Resources Ltd., a corporation organized under the laws of the Province of British Columbia. The address of the Company’s principal executive office is 950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, British Columbia, Canada, V7X 1M4 and the telephone number at the principal executive office is (604) 608-2557.

(b)   The class of equity securities to which this Statement relates is the Company’s Common Shares (including the Common Shares issuable upon exercise of outstanding Options), and the associated rights issued pursuant to the Shareholder Rights Plan. As at March 8, 2007, the issued and outstanding capital of the Company consisted of 75,811,274 Common Shares. As of the same date, the Company also had 4,134,250 outstanding Options exercisable into 4,134,250 Common Shares, of which 3,979,250 had vested. All Options will have vested following the completion of the Agnico-Eagle Offer.

Item 2.    Identity and Background of Filing Person.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above, which is incorporated by reference. The Company maintains a website at www.cumberlandresources.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.

This Statement relates to the Agnico-Eagle Offer. The Agnico-Eagle Offer is described in a Tender Offer Statement on Schedule TO and a related Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery (as amended or supplemented from time to time, the “Offer Documents”) of the Offerors, which were filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2007. Subject to the terms and conditions set forth in the Offer Documents and the Support Agreement between Cumberland and the Offerors dated February 14, 2007 (attached as an Exhibit hereto), the Offerors are offering to purchase all of the outstanding Common Shares at a price per share of 0.185 of a common share of Agnico-Eagle.

As set forth in the Offer Documents, Agnico-Eagle’s head office and principal place of business is 145 King Street East, Suite 500, Toronto, Ontario, Canada, M5C 2Y7. Agnico Acquisition’s head office and principal place of business is Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2Z7.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Directors’ Circular under the headings “Background to the Agnico Offer and Response of Cumberland”, “Agreements Relating to the Agnico Offer – Lock Up Agreement”, “Arrangements or Agreements Regarding the Offerors”, “Interests in Material Contracts of the Offerors”, “Arrangements between Cumberland and its Directors and Senior Officers”, “Directors and Senior Officers of Cumberland and Ownership of Cumberland Securities”, “Issuances of Cumberland Securities” and “Ownership of Agnico Securities” is incorporated herein by reference. Except as incorporated herein by reference in this Item 3, there are no agreements, arrangements or understandings and no actual or potential conflicts of interest between Cumberland or its affiliates and (a) Cumberland's executive officers, directors or affiliates, or (b) the Offerors or their executive officers, directors or affiliates.

Item 4.    The Solicitation or Recommendation.

        (a)   Solicitation/Recommendation.

The information set forth in the Directors’ Circular under the headings “Summary – Recommendation of the Board of Directors”, “Recommendation of the Special Committee of the Board of Directors” and “Recommendation of the Board of Directors to Cumberland Shareholders” is incorporated herein by reference.

        (b)   Reasons.

The information set forth in the Directors’ Circular under the headings “Summary — Reasons for Recommendation”, “Reasons for Recommendation to Accept the Agnico Offer”, “The Special Committee” and “Background to the Agnico Offer and Response of Cumberland” is incorporated herein by reference.

        (c)   Intent to Tender.

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, each director, executive officer, affiliate and subsidiary who or which is the record or beneficial owner of Common Shares presently intends to tender all such Common Shares to the Agnico Offer. The information set forth in the Directors’ Circular under the headings “Summary — Reasons for Recommendation”, “Intentions of Directors, Senior Officers and Certain Shareholders with Respect to the Agnico Offer” and “Agreements Relating to the Agnico Offer – Lock Up Agreement” is incorporated herein by reference.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Directors’ Circular under the headings “The Special Committee” and “Background to the Agnico Offer and Response of Cumberland” is incorporated herein by reference.

Except as incorporated by reference in this Item 5, neither Cumberland, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Agnico-Eagle Offer.

Item 6.    Interest in Securities of the Subject Company.

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Common Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company. The information set forth in the Directors’ Circular under the headings “Trading in Cumberland Securities”, “Issuances of Cumberland Securities” and “Schedule D — Trading in Cumberland Securities” is incorporated herein by reference.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 3 and 4 of this Schedule or the information set forth in the Directors’ Circular under the headings “Background to the Agnico Offer and Response of Cumberland”, which is incorporated herein by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Agnico-Eagle Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

The information set forth in the Directors’ Circular under the headings “Agreements Relating to the Agnico Offer”, “Other Information”, “No Material Changes”, “Statutory Rights”, “Forward-Looking Information and Forward-Looking Statements” “Schedule B — Opinion of Genuity Capital Markets” and “Schedule C — Opinion of Dundee Securities Corporation”, is incorporated herein by reference.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)	Directors’ Circular, dated March 12, 2007
(a)(2)	Press release issued by Cumberland Resources Ltd. on February 14, 2007 (incorporated by reference to Cumberland Resources Ltd.’s Form 6-K furnished to the Commission on February 16, 2007)
(a)(3)	Material Change Report dated February 26, 2007 (filed pursuant to Rule 425 under the Securities Act of 1933, as amended, with the Commission on March 7, 2007)
(a)(4)	Support Agreement dated February 14, 2007 (filed pursuant to Rule 425 under the Securities Act of 1933, as amended, with the Commission on March 7, 2007)
(a)(5)	Form of letter mailed to shareholders of Cumberland Resources Ltd. beginning on March 12, 2007
(a)(6)	Lock-Up Agreement dated February 14, 2007
(a)(7)	Confidentiality Agreement dated April 10, 2006 between Cumberland and Agnico-Eagle
(a)(8)	Confidentiality Agreement dated January 9, 2007 between Cumberland and Agnico-Eagle

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2007	CUMBERLAND RESOURCES LTD.
	By:	/s/ KERRY M. CURTIS
Name: Kerry M. Curtis Title: President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)	Directors’ Circular, dated March 12, 2007
(a)(2)	Press release issued by Cumberland Resources Ltd. on February 14, 2007 (incorporated by reference to Cumberland Resources Ltd.’s Form 6-K furnished to the Commission on February 16, 2007)
(a)(3)	Material Change Report dated February 26, 2007 (filed pursuant to Rule 425 under the Securities Act of 1933, as amended, with the Commission on March 7, 2007)
(a)(4)	Support Agreement dated February 14, 2007 (filed pursuant to Rule 425 under the Securities Act of 1933, as amended, with the Commission on March 7, 2007)
(a)(5)	Form of letter mailed to shareholders of Cumberland Resources Ltd. beginning on March 12, 2007
(a)(6)	Lock-Up Agreement dated February 14, 2007
(a)(7)	Confidentiality Agreement dated April 10, 2006 between Cumberland and Agnico-Eagle
(a)(8)	Confidentiality Agreement dated January 9, 2007 between Cumberland and Agnico-Eagle